

April 17, 2015

Thomas J. Quinlan, II
President and Chief Executive Officer
R.R. Donnelley & Sons Company
111 South Wacker Drive
Chicago, IL 60606

> **Re:** **R.R. Donnelley & Sons Company**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-04694**

Dear Mr. Quinlan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Year Ended December 31, 2014 as Compared to the Year Ended December 31, 2013, page 28

1. Please revise to quantify each of the underlying factors that caused net sales to change between periods and ensure that each of the identified underlying cause of material increases or decreases is adequately analyzed. For example, in the Publishing and Retail Services segment, you disclose that net sales decreased 5.1% due to lower volumes in catalogs, magazines and retail inserts, and educational books, price pressures in magazines, catalogs and retail inserts, decreases in pass-through paper sales and lower volume in directories, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. For material increases or decreases due to changes in the mix of products sold, sales prices, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product, or other relevant measures, in the current period versus the prior period and address the reasons for any significant changes

between the periods. In addition to indicating the product line that accounts for the decrease or increase in sales, please consider explaining why you believe that decrease/increase occurred and your expectations for future sales. Please refer to Item 303 of Regulation SK.

2. We note that your results of operations section within MD&A does not include a discussion of the changes in cost of sales for either products or services. Given the significance of such costs to your results of operations for each period presented, please revise and expand your MD&A to separately discuss factors responsible for changes in the levels of your cost of sales during all periods presented in your financial statements as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to), such as labor, raw materials, etc. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each component to the total change in cost of sales. Please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (not netted). Please provide us with an example of your proposed disclosure.

3. We note your disclosure on page 30 that the effective income tax rate for the year ended December 31, 2014 was 17.9% and was impacted by a $15.2 million tax benefit related to the decline in value of an entity within the Strategic Services segment. Please provide us more details about the nature of this tax benefit and tell us where this amount is included in the reconciliation of the U.S. statutory rate to the effective tax rate in Note 12.

Notes to the Financial Statements

Note 12. Income Taxes, page F-32

4. We note in your disclosure that the determination of the amount of unrecognized U.S. income tax liabilities with respect to certain foreign earnings which have been reinvested abroad is not practical. Please revise to disclose the amount of undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested. Please refer to ASC 740-30-50-2.b.

Unaudited Interim Financial Information, page F-48

5. We note in your disclosure that you describe the effects of certain significant items on an aggregate basis for each respective year. Please revise to clearly disclose how such unusual or infrequently occurring items are material to the results of each quarter. Please refer to Item 302 (a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 if you have any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief

cc: Scott R. Williams
       Sidley Austin LLP